SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated December 26, 2002


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F [X]                    Form 40-F [ ]


   Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                                 No [X]




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                          Table of Documents Submitted

Item

1. English summary of the securities report of Millea Holdings, Inc. for the six months ended September 30, 2002 (Hanki Hokokusho) that was submitted to the Kanto Finance Bureau on December 25, 2002


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          KABUSHIKI KAISHA MILLEA HOLDINGS
                                          (Millea Holdings, Inc.)


December 26, 2002                         By:  /s/ TETSUYA UNNO
                                              ----------------------------------
                                              General Manager of Corporate Legal
                                                and Risk Management Department


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[English summary]

Securities report of Millea Holdings, Inc. for the six months ended September 30, 2002 (Hanki Hokokusho)

Part I. Business overview
1. Historical trends of selected financial data
(1) Consolidated results of operations

For the six months ended September 30, 2002

Ordinary income                                          1,417,981  million yen
Net premiums written                                       922,529  million yen
Operating profit                                           127,198  million yen
Net income                                                  83,247  million yen
Stockholders' equity                                     1,927,753  million yen
Total assets                                             9,835,655  million yen
Stockholders' equity per share                        1,041,542.08  yen
Net income per common share - Basic                      44,977.68  yen
Net income per common share - Diluted                            -  yen
Ratio of Stockholders' equity to total assets                19.60  %
Cash flows from operating activities                       137,745  million yen
Cash flows from investing activities                      (93,350)  million yen
Cash flows from financing activities                       (9,853)  million yen
Cash and cash equivalents at end                         1,164,905  million yen
Number of employees                                         20,540

Notes: 1. Diluted per share information is not stated since Millea Holdings, Inc. issued no dilutive shares.

     2. Number of employees includes number of persons seconded from other companies.

(2) Non-consolidated results of operations

For the six months ended September 30, 2002

Operating income                                            51,027  million yen
Ordinary profits                                            49,118  million yen

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Net income                                                  49,119  million yen
Common stock                                               150,000  million yen
Number of total shares outstanding at end             1,857,048.75  shares
Stockholders' equity                                     2,207,111  million yen
Total assets                                             2,211,673  million yen
Dividends paid per share for the six months                      -  yen
Ratio of stockholders' equity to total assets                99.79  %
Number of employees                                            115

Notes: 1. Consumption Taxes and local consumption taxes are accounted for by the tax-segregated method.

     2. Number of employees includes number of persons seconded from other companies.


2. Business segments
3. Subsidiaries and affiliates
[Sections 2 and 3 of this part I consist of information consistent with that included in the summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2002. An English translation of that information was previously submitted on, and reference is hereby made to the relevant provisions of, our Form 6-K filed on December 9, 2002.]



4. Employees
As of September 30, 2002
(1) Number of employees on a consolidated basis
Property and casualty insurance business                    19,493
Life insurance business                                        930
Other businesses                                               117
Total                                                       20,540

(2) Number of employees on a non-consolidated basis
Total                                                          115

(3) Labor union
No required description.


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Part II. Business results
1. Business results and financial condition
[Section 1 of this part II consists of information consistent with that included in the summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2002. An English translation of that information was previously submitted on, and reference is hereby made to the relevant provisions of, our Form 6-K filed on December 9, 2002.]



2. Insurance underwriting
(1) Property and casualty insurance segment

Net premiums written
                                                 (Yen in millions, %)
                                               For the six months ended
                                                  September 30, 2002
                                                Amount           Ratio
Fire and allied lines                           121,882          13.21
Hull and cargo                                   30,945           3.35
Personal accident                                83,672           9.07
Voluntary automobile                            449,649          48.74
Compulsory automobile liability                 116,457          12.62
Other                                           119,930          13.00
              Total                             922,537         100.00

Net claims paid
                                                  (Yen in millions, %)
                                                For the six months ended
                                                   September 30, 2002
                                                Amount           Ratio
Fire and allied lines                            40,541           9.14
Hull and cargo                                   14,510           3.27
Personal accident                                34,532           7.79
Voluntary automobile                            245,355          55.33
Compulsory automobile liability                  49,315          11.12
Other                                            59,163          13.34
              Total                             443,419         100.00

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Direct premiums written including deposit premiums from policyholders


                                                (Yen in millions, %)
                                              For the six months ended
                                                 September 30, 2002
                                                Amount           Ratio
Fire and allied lines                           164,734          14.78
Hull and cargo                                   33,447           3.00
Personal accident                               181,169          16.26
Voluntary automobile                            456,899          41.00
Compulsory automobile liability                 155,413          13.95
Other                                           122,596          11.00
              Total                           1,114,261         100.00
     Deposit premiums from policyholders        129,749          11.64

Notes 1. Numbers are before elimination of inter-segment transactions.
      2. "Direct premiums written including deposit premiums from policyholders" are direct premiums after deduction of cancellation return and other return. (Includes deposit premiums from policyholders.)

(2) Life insurance segment

Business in force
                                                     (Yen in millions)
                                                  For the six months ended
                                                     September 30, 2002
                                                           Amount
Individual insurance                                     8,149,525
Individual annuity                                         172,690
Group insurance                                          2,896,470
Group annuity                                               16,386

Notes: 1. Numbers are before elimination of inter-segment transactions.
       2. For individual annuity, the amount represents the sum total of the amount of funds at the start of annuity payments and the amount of underwriting reserves of after the start of annuity payments.
       3. For group annuity, the amount represents underwriting reserves.


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New business
                                                 (Yen in millions)
                                            For the six months ended
                                               September 30, 2002
                                      Amount         Amount            Amount
                                       (a)             (b)             (a)+(b)
                                 Net increase from  Net increase from   Total
                                 new business       conversion
Individual insurance                  706,133              -           706,133
Individual annuity                      5,397              -             5,397
Group insurance                       207,329              -           207,329
Group annuity                              -               -                -

Notes: 1. Numbers are before elimination of inter-segment transactions.

      2. For the net increase from new business and conversion of individual annuity, the amounts represents the amount of funds at the start of annuity payments.


3. Business strategies
[Section 3 of this part II consists of information consistent with that included in the summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2002. An English translation of that information was previously submitted on, and reference is hereby made to the relevant provisions of, our Form 6-K filed on December 9, 2002.]


4. Important contracts
Millea Holdings, Inc. entered into "Business Management Agreement" dated April 2, 2002 with Tokio Marine and Fire Insurance Company, Limited and Nichido Fire and Marine Insurance Company, Limited regarding the business management of the two subsidiaries.


5. Research and development activities
No applicable item.


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Part III. Properties
1. Major properties
[Section 1 of this part III sets forth information on major properties owned or leased by Millea Holdings, Inc. and its subsidiaries substantially consistent with that included in our annual report for the fiscal year ended March 31, 2002. The annual report for the fiscal year ended March 31, 2002 was previously submitted on, and reference is hereby made to the relevant portions of, our Form 20-F filed on September 27, 2002.]


2. New properties
This section sets forth plans to build, renew or sell major properties.


Part IV. Information on Millea Holdings, Inc.
1. Stock
(1) Number of shares
Authorized share capital:                       7,000,000 shares of common stock
Number of shares outstanding as of
  September 30, 2002:                        1,857,048.75 shares of common stock
Number of shares outstanding as of
  December 25, 2002:                         1,857,048.75 shares of common stock
Stock exchange listings:                     First section of the Tokyo Stock
                                             Exchange and the First section of
                                             the Osaka Securities Exchange.

(Note) American depositary shares are listed on Nasdaq in the United States.

(2) Stock options
No applicable item.

(3) Change during the six-month period from April 2, 2002 to September 30, 2002 Increase/decrease in the number of shares outstanding: none
Number of shares issued and outstanding: 1,857,048.75 shares
Increase/decrease in the share capital: none
Share capital (common stock): 150,000 million yen
Increase/decrease in additional paid-in capital: none
Additional paid-in capital: 2,011,485 million yen

(4) Major shareholders
As of September 30, 2002
                                              Number of          Percentage
                                               Shares         of Total Shares
The Bank of Tokyo-Mitsubishi, Ltd.            74,134.74            3.99%
Nats Cumco (Agent: The Bank of
Tokyo-Mitsubishi, Ltd.)                       69,594.64            3.75%
The Master Trust Bank of Japan, Ltd.
(Trust account)                               68,086.00            3.67%

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Mizuho Corporate Bank, Ltd.                   65,709.66              3.54%
Japan Trustee Services Bank, Ltd.
(Trust account)                               55,030.00              2.96%
Meiji Life Insurance Company                  51,391.12              2.77%
State Street Bank and Trust Company
(Agent: Mizuho Corporate Bank, Ltd.)          41,904.00              2.26%
UFJ Trust Bank Limited (Trust account A)      33,017.00              1.78%
Mizuho Trust and Banking Company, Limited
(Shares held in retirement benefits
trust account for Mitsubishi Heavy
Industries, Ltd.)                             28,148.00              1.52%
The Mitsubishi Trust and Banking Corporation  27,741.00              1.49%
Total                                        514,756.16              27.72%

(Note) Nats Cumco is a corporate nominee holder of shares represented by our ADSs.

(5) Voting rights
As of September 30, 2002
Shares with no voting rights:                         -
Shares with limited voting rights:                    -
Shares with full voting rights (treasury stock):  3,394  shares of common stock
Number of voting rights:                              -
Shares with full voting rights (other):       1,836,194  shares of common stock
Number of voting rights:                      1,836,194
Fractional shares:                            17,460.75  shares of common stock
Number of voting rights:                              -
Number of shares issued and outstanding:   1,857,048.75
Total voting rights of shareholders:          1,836,194

(Note) "Shares with full voting rights (other)" includes 106 shares registered in the Japan Securities Depositary Center's name. "Number of voting rights" includes 106 of the voting rights represented by shares registered in the Japan Securities Depositary Center's name.

Treasury stock
As of September 30, 2002
Name of the shareholder:                                   Millea Holdings, Inc.

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Number of shares registered in its own name:                        3,394
Number of shares registered in other names:                             -
Total number of shares owned:                                       3,394
Percentage of total shares:                                          0.18%


2. Market price information
The following table sets forth the reported monthly high and low sales price per share of our common stock on the First section of the Tokyo Stock Exchange.

          Month                      High (yen)            Low (yen)
        April 2002                   1,030,000              910,000
        May 2002                     1,140,000              990,000
        June 2002                    1,080,000              917,000
        July 2002                    1,020,000              900,000
        August 2002                  1,050,000              911,000
        September 2002                 990,000              900,000


3. Directors and corporate auditors
(1) Newly elected directors and corporate auditors
[Section 3(1) of this part IV sets forth information on our directors and corporate auditors substantially consistent with that included in our annual report for the fiscal year ended March 31, 2002. The annual report for the fiscal year ended March 31, 2002 was previously submitted on, and reference is hereby made to the relevant portions of, our Form 20-F filed on September 27, 2002.]

(2) Retirement of directors and corporate auditors
No applicable item.

(3) Change in the position of directors and corporate auditors
No applicable item.


Part V. Financial condition

1. Consolidated interim financial statements
2. Non-consolidated interim financial statements
[Part V consists of information consistent with that included in the summary of consolidated and non-consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2002. An English translation of that information was previously submitted on, and reference is hereby made to the relevant provisions of, our Form 6-K filed on December 9, 2002.]


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Part VI. Reference information on Millea Holdings, Inc.

No applicable item.


[Review reports of Independent Certified Public Accountants by ChuoAoyama Audit Corporation dated December 18, 2002 on the consolidated and non-consolidated financial statements of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2002.]